UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Pioneer Energy Services Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

723664207

(CUSIP Number)

Seth D. Wexler

Senior Vice President, General Counsel and Secretary

Patterson-UTI Energy, Inc.

10713 W. Sam Houston Pkwy N, Suite 800

Houston, TX 77064

with a copy to:

Tull R. Florey

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

(346) 718-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 723664207

1	Name of Reporting Person Patterson-UTI Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 10,588,642(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,588,642(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 90.5%(3)
14	Type of Reporting Person CO

(1)

Includes (i) 727,645 shares of Pioneer Common Stock (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein) held by the Supporting Holders (as defined in Item 3 herein) and (ii) 9,860,997 shares of Pioneer Common Stock issuable upon conversion of the Pioneer Convertible Notes (as defined in Item 4 herein) held by the Supporting Holders.

(2)

The Reporting Person (as defined in Item 2 herein) does not own any shares of Pioneer Common Stock. However, because the Reporting Person is a party to the Voting Agreements (as defined in Item 3 herein) and was granted a proxy to vote the Supporting Holders’ Covered Securities (as defined in Item 4 herein) pursuant to such agreements, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 10,588,642 shares of Pioneer Common Stock with respect to the matters covered by the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (as defined in Item 4 herein), the beneficial owner of any of the shares of Pioneer Common Stock referred to herein. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(3)

Calculation of percentage is based on (i) the 9,860,997 shares of Pioneer Common Stock issuable upon conversion of the Pioneer Convertible Notes held by the Supporting Holders plus (ii) the 727,645 shares of Pioneer Common Stock held by the Supporting Holders divided by the sum of (x) the 9,860,997 shares of Pioneer Common Stock issuable upon conversion of such Pioneer Convertible Notes and (y) 1,840,641 shares of Pioneer Common Stock issued and outstanding as of June 29, 2021 as represented by the Issuer in the Merger Agreement (as defined in Item 3 herein).

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Pioneer Common Stock”), of Pioneer Energy Services Corp., a Delaware corporation (“Pioneer” or the “Issuer”). The principal executive offices of Pioneer are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209.

Item 2.	Identity and Background.

a.	This Schedule 13D is being filed by Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI” or the “Reporting Person”).

b.	The principal business address of Patterson-UTI is 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064.

c.	Patterson-UTI’s principal business is the provision of onshore contract drilling, pressure pumping and directional drilling services.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

d. - e.

During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	As set forth in Schedule A hereto, each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 5, 2021, Patterson-UTI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Crescent Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Crescent Ranch Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”) pursuant to which Patterson-UTI will acquire Pioneer in exchange for a combination of cash and shares of common stock, par value $0.01 per share, of Patterson-UTI (the “Patterson-UTI Common Stock”).

On July 5, 2021, concurrently with the execution of the Merger Agreement, Patterson-UTI entered into Voting and Support Agreements (the “Voting Agreements”) with the (i) Advanced Series Trust – AST BlackRock Global Strategies Portfolio, (ii) Arch Reinsurance Ltd., (iii) AST BlackRock Loomis Sayles Portfolio, (iv) BlackRock 2022 Global Income Opportunity Trust, (v) BlackRock Core Bond Trust, (vi) BlackRock Corporate High Yield Fund, Inc., (vii) BlackRock Debt Strategies Fund, Inc., (viii) BlackRock Floating Rate Income Portfolio of BlackRock Funds V, (ix) BlackRock Floating Rate Income Strategies Fund, Inc., (x) BlackRock Floating Rate Income Trust, (xi) BlackRock High Yield Bond Portfolio of BlackRock Funds V, (xii) BlackRock High Yield Portfolio of BlackRock Series Fund II, Inc., (xiii) BlackRock High Yield V.I. Fund of BlackRock Variable Series Funds II, Inc., (xiv) BlackRock Limited Duration Income Trust, (xv) BlackRock Multi-Sector Income Trust, (xvi) BlackRock Multi-Sector Opportunities Trust, (xvii) BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V, (xviii) Brighthouse Funds Trust I – BlackRock High Yield Portfolio, (xix) California State Teachers’ Retirement System, (xx) High Yield Bond Fund, (xxi) JPMBI RE BlackRock Bankloan Fund, (xxii) Master Total Return Portfolio Of Master Bond LLC, (xxiii) Pension Benefit Guaranty Corporation, (xxiv) Strategic Income Opportunities Bond Fund, (xxv) Ascribe III Investments LLC, (xxvi) Bentham Syndicated Loan Fund, Bentham High Yield Fund, Bentham Strategic Loan Fund, Credit Suisse High Yield Bond Fund, Credit Suisse Floating Rate High Income Fund, Credit Suisse Asset Management Income Fund, Inc., Entsorgungsfonds Fur Kernkraftwerke, Credit Suisse Strategic Income Fund, Credit Suisse Nova (Lux) Global Senior Loan Fund, Credit Suisse (Lux) Global High Yield Bond Fund, Dollar Senior Loan Fund, Ltd., Dollar Senior Loan Master Fund II, Ltd., and Copperhill Loan Fund I, LLC, (xxvii) MSD Credit Opportunity Fund, L.P., (xxviii) Redwood Master Fund, Ltd., (xxix) SOF Investments II, L.P., (xxx) Strategic Income Management, LLC, (xxxi) Whitebox Credit

Partners, L.P., Whitebox Multi-Strategy Partners, L.P.; Pandora Select Partners, L.P.; Whitebox Relative Value Partners, L.P., and Whitebox GT Fund, LP, (xxxii) Loomis, Sayles & Company L.P., (xxxiii) FS Global Credit Opportunities Fund and (xxxiv) DW Value Master Fund, Ltd., DW Catalyst Master Fund, Ltd., and DW-TX, LP (collectively, the “Supporting Holders”), pursuant to which, among other things and subject to the terms and conditions therein, the Supporting Holders agreed to vote their shares (i) in favor of the matters to be submitted to Pioneer’s stockholders in connection with the Mergers (as defined in Item 4 herein) and (ii) against specific actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the transactions contemplated by the Merger Agreement (the “Transactions”).

The shares of Pioneer Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended in consideration for the execution of either the Merger Agreement or the Voting Agreements.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

(a)-(j)

Merger Agreement

Under the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) Merger Sub Inc. will merge with and into Pioneer, with Pioneer continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”) (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”). Under the terms of the Merger Agreement, Patterson-UTI will acquire Pioneer for aggregate consideration of up to 26,275,000 shares of Patterson-UTI Common Stock and $30 million of cash. As more fully described in the Merger Agreement, all Pioneer debt is being retired in connection with the Mergers with a portion of such shares and cash and with Pioneer’s cash on hand determined in accordance with the Merger Agreement prior to closing (the “Pioneer Cash”).

As more fully described below, subject to certain exceptions, holders of Pioneer Common Stock and holders of 5.00% Convertible Senior Unsecured PIK Notes due 2025 of Pioneer (the “Pioneer Convertible Notes”) will be issued shares of Patterson-UTI Common Stock according to an exchange ratio (the “Exchange Ratio”) to be determined at the closing of the Transactions. The Exchange Ratio will equal the quotient obtained by dividing (i) 26,275,000 (subject to a downward adjustment as specified in the Merger Agreement if the average of the volume weighted average prices of the Patterson-UTI Common Stock (“Patterson-UTI VWAP”) for the 10 consecutive trading days ending with the last complete trading day prior to the closing date is greater than $11.00) less the shares of Patterson-UTI Common Stock to be delivered to the holders of the Senior Secured Floating Rate Notes due 2025 of Pioneer (the “Pioneer Senior Notes”) as described below, by (ii) the aggregate number of shares of Pioneer Common Stock issued and outstanding immediately prior to the effective time of the First Company Merger (the “Effective Time”) plus the number of shares of Pioneer Common Stock into which the Pioneer Convertible Notes are convertible immediately prior to the Effective Time (assuming physical settlement as specified in the indenture governing the Pioneer Convertible Notes). The shares of Patterson-UTI Common Stock to be delivered to holders of Pioneer Common Stock and Pioneer Convertible Notes in the Transactions are referred to as the “Merger Consideration.” Upon consummation of the Transactions, Pioneer will be a wholly owned subsidiary of Patterson-UTI and will no longer be a registrant under the rules of the United States Securities and Exchange Commission (the “Commission”).

Pursuant to the Merger Agreement, immediately prior to the Effective Time, subject to certain exceptions, each share of Pioneer Common Stock then issued and outstanding will be converted into the right to receive a number of shares of Patterson-UTI Common Stock equal to the Exchange Ratio. Each share of Pioneer Common Stock held in treasury by Pioneer or owned directly or indirectly by Patterson-UTI or Merger Sub Inc. will be automatically cancelled and will cease to exist, and no consideration will be issued therefor. In addition, the Merger Agreement requires Pioneer to take the necessary steps under the indenture governing the Pioneer Convertible Notes to commence and effect an “accelerated mandatory conversion” of the Pioneer Convertible Notes no later than the fifth trading day following the closing date.

In connection with the closing under the Merger Agreement, the Pioneer Senior Notes will be redeemed at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the closing date. In accordance with the Merger Agreement and the Third Supplemental Indenture to the indenture governing the Pioneer Senior Notes (the “Third Supplemental Indenture”) to be entered into in connection with the Transactions, the redemption price will be paid in a combination of cash and shares of Patterson-UTI Common Stock, which will reduce the number of shares to be delivered to holders of Pioneer Common Stock and Pioneer Convertible Notes. The amount of cash to be paid upon such redemption will not exceed an amount equal to $30 million plus the Pioneer Cash less the expenses to be paid by Pioneer in connection with the Transactions (“Pioneer Expenses”) less amounts required to repay in full and retire any indebtedness outstanding under Pioneer’s ABL credit facility (“Pioneer ABL Payoff Amount”) and less the amount of accrued interest on the Pioneer Convertible Notes (“Pioneer Accrued Interest”). The number of shares of Patterson-UTI Common Stock to be delivered in such redemption will equal (i) the redemption price (including accrued interest) less $30 million less Pioneer Cash plus the Pioneer Expenses plus the Pioneer ABL Payoff Amount and plus the Pioneer Accrued Interest, divided by (ii) the product of (x) the average of the Patterson-UTI VWAP for the three consecutive trading days ending on the second trading day immediately preceding the closing date and (y) 0.8575.

The closing of the Transactions is subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) the adoption of the Merger Agreement by the holders of at least sixty percent of the total voting power of all outstanding securities of Pioneer generally entitled to vote at a meeting of Pioneer’s stockholders (including the Pioneer Convertible Notes) pursuant to the terms of the Merger Agreement, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) there being no law, injunction or order by a governmental body prohibiting the consummation of the Mergers, (iv) the approval for listing of the Patterson-UTI Common Stock to be issued in connection with the First Company Merger on the NASDAQ, (v) the registration statement on Form S-4, to be filed with the Commission by Patterson-UTI, having been declared effective by the Commission, (vi) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (vii) compliance by each other party in all material respects with their respective covenants, and (viii) execution and delivery of the Third Supplemental Indenture. In addition, the obligation of Patterson-UTI to consummate the Transactions is further conditioned on the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) and the requirement that not more than 6% of the shares of Pioneer Common Stock outstanding immediately prior to the Mergers have validly exercised appraisal rights pursuant to Delaware law.

The foregoing summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The foregoing summary of the Merger Agreement has been included to provide investors and securityholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Issuer, the Reporting Person or their respective subsidiaries and affiliates.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in any reports filed by Pioneer or Patterson-UTI with the Commission prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Patterson-UTI’s or Pioneer’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Patterson-UTI and Pioneer that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Patterson-UTI or Pioneer files with the Commission.

Voting Agreements

In connection with the Merger Agreement, the Supporting Holders, holding approximately 87.9% of the voting power of Pioneer, have entered into Voting Agreements with the Reporting Person on substantially the same form (the “Form of Voting Agreement”), a copy of which is filed hereto as Exhibit B. Pursuant to the Pioneer certificate of incorporation, the holders of Pioneer Convertible Notes are entitled to vote upon all matters upon which holders of Pioneer Common Stock have the right to vote under Delaware law or the Pioneer certificate of incorporation and are deemed to be Pioneer stockholders (and the Pioneer Convertible Notes are deemed to be stock) for the purpose of any provision of Delaware law that requires the vote of stockholders as a prerequisite to any corporate action, including the Mergers. Pursuant to the Voting Agreements, among other things, the Supporting Holders have agreed, subject to certain limitations and exceptions, not to transfer any of their Pioneer Common Stock or Pioneer Convertible Notes (collectively, the “Covered Securities”) until the earlier of the date the Merger Agreement is terminated and the Effective Time and to vote such Covered Securities in a manner to facilitate the consummation of the Mergers. In addition, the Voting Agreements generally restrict transactions in Patterson-UTI Common Stock and derivative securities thereof, subject to certain exceptions. In the event the Pioneer board of directors withdraws its recommendation with respect to the Transactions, the Supporting Holders remain obligated under the Voting Agreements to vote in favor of the Transactions. The voting obligation of the Supporting Holders under the Voting Agreements terminates only if the Merger Agreement is terminated.

As of the date hereof, the Reporting Person does not own any shares of Pioneer Common Stock. However, because of the Supporting Holders’ obligations under the Voting Agreements pursuant to which the Supporting Holders granted a proxy to vote their Covered Securities to the Reporting Person, the Reporting Person may be deemed to have shared voting power over such Covered Securities. Thus, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may be deemed to be the beneficial owner of certain shares of Pioneer Common Stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Pioneer Common Stock referred to herein.

The foregoing description of the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is filed hereto as Exhibit B, and which is incorporated herein by reference.

The Transactions may, if consummated in accordance with their terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) that, as a result of the Mergers, the Issuer will become a wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Pioneer director’s role as a director of Pioneer, (iii) material changes in the capitalization, dividend policy, corporate structure and organizational documents of Pioneer and (iv) the termination of the registration of the Pioneer Common Stock under Section 12(g) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

a. - b.	The response of the Reporting Person to rows 7 through 13 (including the footnotes) on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Pioneer Common Stock. However, as a result of the Voting Agreements, the Reporting Person may be deemed to have shared voting power with respect to up to an aggregate of 10,588,642 shares of Pioneer Common Stock, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 10,588,642 shares of Pioneer Common Stock. The aggregate number of shares of Pioneer Common Stock (including the voting power of the Pioneer Convertible Notes) covered by the Voting Agreements represents approximately 90.5% of the outstanding Pioneer Common Stock as more fully described in footnote (3) on the cover page of this Schedule 13D.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Pioneer Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

To the Reporting Person’s knowledge, none of persons listed in Schedule A hereto beneficially own any shares of Pioneer Common Stock.

c.

Except for the foregoing transactions and as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of Pioneer Common Stock during the past 60 days.

d.

The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Pioneer Common Stock subject to the Voting Agreements. The Reporting Person will have no pecuniary interest in any shares of Pioneer Common Stock unless and until the Transactions are consummated.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

The Reporting Person entered into a Confidentiality Agreement, dated as of April 22, 2021, and a Confidentiality Agreement, dated as of February 22, 2021, with Pioneer (together, the “Confidentiality Agreements”) pursuant to which each party agreed to certain restrictions with respect to certain nonpublic information regarding the other party. In addition, the Confidentiality Agreements provide that, for a period of six months from the respective dates thereof, without the prior written consent of the other party’s Board of Directors, neither party nor any of its representatives acting on behalf or in concert with such party shall, directly or indirectly:

(a)	make, effect, solicit, initiate, cause or participate in –

i.

any acquisition of beneficial ownership of any debt securities or equity securities (including derivatives thereof) of the other party or debt securities or equity securities (including derivatives thereof) of any subsidiary or affiliate of the other party identified by the other party as such, or rights or options to acquire, or securities convertible or exchangeable into, debt securities or equity securities of the other party or any such subsidiary or affiliate of the other party;

ii.	any acquisition of any loans or assets of the other party or any loans or assets of any such subsidiary or affiliate of the other party;

iii.

any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the other party or any such subsidiary or affiliate of the other party, or involving any debt or equity securities (including derivatives thereof) or loans or assets of the other party or any such subsidiary or affiliate of the other party; or

iv.

any statement, public announcement, offer or proposal (including without limitation any “solicitation” of “proxies,” as such terms are defined or used in Regulation 14A of the Commission under the Exchange Act, to the other party’s board of directors, any of the other party’s subsidiaries or affiliates identified by the other party as such, or any of the other party’s shareholders regarding or with respect to, or otherwise solicit, seek or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media), any of the actions described in (a)(i), (ii) or (iii) or (b), (c) or (d);

(b)

join, participate with, solicit, instigate, encourage or assist any third party (including forming a “group” (as defined in the Exchange Act and the regulations thereunder) with any such third party) to take or do, or enter into any discussions or agreements with any third party with respect to, any of the actions set forth in (a), (c) or (d);

(c)	act, alone or in concert with others, to seek representation on the other party’s board of directors or to control or influence the other party’s board of directors, management or policies;

(d)	take any action that would reasonably be expected to require the other party or any of its affiliates to make a public announcement regarding any of the actions set forth in (a), (b) or (c) above;

(e)	agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in (a), (b), (c) or (d);

(f)	assist, induce or encourage any other person to take any action of the types referred to in (a), (b), (c) or (d);

(g)	enter into any discussion, negotiation, arrangement or agreement with any other person relating to any of the foregoing;

(h)

request or propose that the other party or any of its representatives amend, modify, waive or consider the amendment, modification or waiver of any provision set forth in (a), (b), (c), (d), (e), (f) or (g) or this paragraph (h); or

(i)	initiate contact (except in the ordinary course of business) with any officer, director or employee of the other party regarding the business, operations or prospects of the other party.

Each party further agreed that unless otherwise directed by the other party in writing: (i) all communications with the other party regarding a possible transaction, (ii) requests for additional information, facility tours or meetings with management or employees, or (iii) discussions or questions regarding procedures with respect to a possible transaction, will be submitted or directed by such party or its representatives only to the chief financial officer or the general counsel of the other party (or to such other person as may hereafter be directed by the other party pursuant to written notice to such party), or, with respect to (i), to any director or executive officer of the other party as a response to any communication initiated by such director or executive officer.

Under the terms of the Confidentiality Agreements, the restrictions in (a), (b), (c) and (d) above do not apply to any of such party’s representatives effecting or recommending transactions in securities (i) in the ordinary course of its business as an investment advisor, broker, dealer in securities, market maker, specialist or block positioner, and (ii) not at the direction or request of such party or any of its affiliates.

The standstill restrictions listed above automatically terminate without further action and will be of no further force and effect, upon the earliest to occur of the following (i) six months following the respective dates of the Confidentiality Agreements or (ii) if the other party enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, or publicly recommends, a transaction involving all or a controlling portion of the other party’s equity securities or at least 50% of the other party’s consolidated assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise).

Except for the Confidentiality Agreements, the Merger Agreement and the Voting Agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Agreement and Plan of Merger, dated as of July 5, 2021, among Pioneer, the Reporting Person, Merger Sub Inc., and Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-39270) filed with the Commission on July 6, 2021).

Exhibit B.	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-39270) filed with the Commission on July 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATTERSON-UTI ENERGY, INC.

Dated: July 15, 2021	By:	/s/ C. Andrew Smith
	Name:	C. Andrew Smith
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

The name, title, present principal occupation or employment of each of the directors and executive officers of Patterson-UTI Energy, Inc. (“Patterson-UTI”), are set forth below. Each non-management director’s business address is c/o Patterson-UTI Energy, Inc., 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064, and each executive officer’s business address is 10713 W. Sam Houston Pkwy N, Suite 800, Houston, Texas 77064. All of the individuals listed below are citizens of the United States.

Directors:

Name	Position at Patterson-UTI	Present Principal Occupation or Employment
William A. Hendricks, Jr.	Director, President and Chief Executive Officer	President and Chief Executive Officer, Patterson-UTI Energy, Inc.

Curtis W. Huff	Chairman of the Board; Director	Chairman, Freebird Partners

Tiffany Thom Cepak	Director	Director, Penn Virginia Corporation; Director, California Resources Corporation

Michael W. Conlon	Director	Retired Partner, Norton Rose Fulbright US LLP

Terry H. Hunt	Director	Energy Consultant

Janeen S. Judah	Director	Director, general partner of Crestwood Equity Partners LP; Director, Aethon Energy III, LLC

Executive Officers (Who Are Not Directors):

Name	Present Principal Occupation or Employment
C. Andrew Smith	Executive Vice President and Chief Financial Officer
Kenneth N. Berns	Executive Vice President and Chief Commercial Officer
Seth D. Wexler	Senior Vice President, General Counsel and Secretary
James M. Holcomb	President of Patterson-UTI Drilling Company LLC